United States securities and exchange commission logo





                              December 6, 2023

       Jeremy Schwartz
       Chief Executive Officer
       WisdomTree Bitcoin Trust
       c/o WisdomTree Digital Commodity Services, LLC
       250 West 34th Street, 3rd Floor
       New York , New York 10119

                                                        Re: WisdomTree Bitcoin
Trust
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 16,
2023
                                                            File No. 333-254134

       Dear Jeremy Schwartz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
   2.                                                   Please revise
throughout your prospectus so that it includes updated information regarding bitcoin, the Bitcoin
network, the crypto asset market, enacted and pending crypto asset legislation and
regulation. By way of example only, we note that you disclose the
                                                        Lightning Network
upgrade as of August 2017, you provide an example of incorrect transfers of bitcoin by
the Huobi exchange as of September 2014, and you do not include updated disclosure
regarding enacted and pending legislation and regulation and recent developments that may
impact the Bitcoin network and the crypto asset market generally,
 Jeremy Schwartz
WisdomTree Bitcoin Trust
December 6, 2023
Page 2
         such as the March 9, 2022 Executive Order on Ensuring Responsible Development of
         Digital Assets and the resulting reports, and other more recent events and actions. We may have additional comments after reviewing your revised disclosure.
3.       Please revise your Prospectus Summary to disclose, if true, that:
             The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin;
             The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
             The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.
4. Please revise to include the filing fee table as an exhibit to the registration statement as required by Item 601(b)(107) of Regulation S-K.
Cover Page

5. Please revise your disclosure here to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.
6. We note your disclosure that the Sponsor is applying certain of the substantive requirements of the 1940 Act to the operations of the Trust in order to provide investors with daily disclosure similar to ETFs registered under the 1940 Act. Please either remove this discussion or move it to another part of the prospectus and revise to describe any voluntary website disclosures you intend to provide without linking those disclosures to
         1940 Act requirements or compliance.
The Trust's Fees and Expenses, page 7

7. Please revise to disclose whether sales of the Trust's bitcoin will be facilitated through an affiliate of the Bitcoin Custodian. If so, please revise to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.
Net Asset Value, page 8

8. You disclose that NAV means the total assets of the Trust including, but not limited to, all bitcoin, cash or other assets, less total liabilities of the Trust, each determined on the basis of generally accepted accounting principles in the U.S., consistently applied under the
       accrual method of accounting but that the Trust   s daily activities are
generally not
       reflected in the NAV determined for the Business Day on which the transactions are
FirstName LastNameJeremy Schwartz
       effected (the trade date), but rather on the following Business Day. Tell us how the lag of
Comapany    NameWisdomTree
       reflecting daily activitiesBitcoin Trust in the determination of NAV is consistent with the of the Trust
       application
December   6, 2023 of  GAAP.
                    Page 2      Provide the authoritative guidance to support
your determination.
FirstName LastName
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WisdomTree   Bitcoin Trust Schwartz
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Risk Factors
Risk Factors Associated with bitcoin and the Bitcoin Network
Digital assets such as bitcoin are relatively new, page 10

9. Please revise your disclosure to provide quantitative information that demonstrates the volatility of the price of bitcoin.
10. Please revise your disclosure to address the maximum number of bitcoins that may be released into circulation, and the number of bitcoins currently in circulation.
A temporary or permanent "fork", page 16

11. Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.
Bitcoin exchanges on which bitcoin trades are relatively new, page 19

12. Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risk related to the lack of regulation of bitcoin exchanges, the risk of wash trading, the risk of fraudulent practices, and the risk of price manipulation.
The Trust and the Sponsor face competition from competing products, page 21

13. We note your disclosure here and on page 39 that if the Trust fails to achieve sufficient scale due to competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs associated with launching and maintaining the Trust. Please revise to
         quantify or otherwise describe what    sufficient scale    and
sufficient revenue    mean.
Risk Factors Associated with the Reference Rate
The Reference Rate has a limited history, page 28

14. We note your disclosure that the platforms are chosen by the Benchmark Administrator in accordance with the provisions of its publicly available CF Constituent Exchange Criteria that is available on its website, conformance to which is supervised by an oversight body.
         Please revise, either here or in your description of the Trust and the reference rate, to describe in greater detail the CF Constituent Exchange Criteria, and the composition and operation of such oversight body.
15. Please expand your discussion to describe in greater detail the particular risks associated with the limited operational history of the Reference Rate.
The Sponsor can discontinue using the Reference Rate, page 28

16. We note your response to prior comment 6 and your disclosure that the Sponsor, in its sole discretion, may select, remove, change, or replace the pricing or valuation methodology or
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         policies used to value the Trust   s assets and determine NAV and NAV
per Share,
         including the Reference Rate. We also note your disclosure on page 49 that the Sponsor reserves the right to replace the Reference Rate with another valuation methodology which it believes will accurately track the price of bitcoin. Please disclose here and on page 49 how you will notify investors of any material adjustments to the Reference Rate, including a change in methodology or the Sponsor's decision to replace the Reference
         Rate or the Benchmark Administrator.
Risk Factors Associated with Investing in the Trust
The lack of full insurance and Shareholders' limited rights of legal recourse, page 31

17. Please expand this risk factor and page 52 to discuss the insurance policy held by the
         Bitcoin Custodian so that investors understand the amount to which the insurance policy covers or does not cover the Trust's bitcoin held by the Bitcoin Custodian.
The Sponsor may need to find and appoint a replacement custodian quickly, page
35

18. Please revise this risk factor to address the risks associated with having to replace the prime broker. Please also revise the risk factor disclosure in the first paragraph on page 31 to address the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the prime broker.
Other Risks
The Exchange on which the Shares are listed, page 37

19.      Please reconcile your statement here and on pages 8 and 53 that the
Trust   s Shares    are
         listed for trading on the Exchange under the symbol    BTCW,    with
disclosures elsewhere
         that indicate the listing remains subject to notice of issuance. Extraordinary expenses resulting from unanticipated events, page 40

20. We note that the Sponsor may, in its sole discretion, increase the Sponsor Fee or decrease the Sponsor-paid expenses. Please revise to disclose examples of when the Sponsor may increase the Sponsor Fee or decrease expenses it pays, and disclose whether and how
         Shareholders will be notified.
Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin
Bitcoin Protocol, page 42

21. We note that in the event of a fork, the Trust will as soon as possible direct the Bitcoin
         Custodian to distribute the new cryptocurrency in-kind to the Sponsor, as agent for the
         Shareholders, and the Sponsor will arrange to sell the new cryptocurrency and for the proceeds to be distributed to the Shareholders. Please revise to clarify:
             Whether you have criteria for determining whether to support the inclusion of forked
             assets, and if so, please describe the criteria, including how you determine whether a
             fork is material;
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                Describe the situations in which the Bitcoin Custodian may not agree to provide the
              Trust with access to the new asset;
                Disclose how you will inform investors if your or the Sponsor s policy with respect to forked assets changes;
                Describe the specifics of how the Sponsor will arrange to sell the new cryptocurrency and distribute proceeds to the Shareholders, including whether and under what circumstances the Sponsor will utilize an affiliate or third-party to sell the cryptocurrency;
                Discuss whether the policies and procedures for forks are also applicable to airdrops or any other incidental rights to which the Trust has a claim;
                Disclose whether there would be any circumstances in which the Trust could or would retain any incidental rights as assets of the Trust; and
                Disclose whether any entity will be responsible for verifying the instructions that are in place with the Trustee and the Sponsor regarding forks. Regulation of Bitcoin and Government Oversight, page 45

22. Please describe the AML, KYC and any other procedures conducted by the Trust, the
         Sponsor, the Authorized Participant and the Custodians to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity.
The Trust and Bitcoin Prices
Bitcoin Value, page 47

23. Please describe the CME CF Oversight Committee, including how many members are on the committee, how the committee members are selected, and how often the committee meets to consider changes to the Reference Rate and the constituent exchanges.
24. Please revise your disclosure to address the following regarding the Reference Rate:
             Describe the Benchmark Administrator   s criteria and explain how
the identified
             constituent exchanges are selected;
             Include a brief description of each of the constituent exchanges, including where they are located and how they are licensed and regulated;
             Disclose the extent to which any constituent exchange has previously been removed from the Reference Rate by the Benchmark Administrator and the reasons thereof;
             and
             Disclose the extent to which the Benchmark Administrator periodically reassesses the constituent exchanges and makes adjustments to the Reference Rate. The Reference Rate, page 47

25.      We note your disclosure here and on page 5 that    an oversight
function is implemented by
         the Benchmark Administrator in seeking to ensure that the Reference Rate is administered
         through codified policies for Reference Rate integrity.    Please
revise to describe the
         Benchmark Administrator   s oversight procedures to ensure that the
Reference Rate is
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         administered through codified policies for Reference Rate integrity, and provide a brief description of the material codified policies for Reference Rate integrity.
Intraday Indicative Value, page 48

26. Please clarify how the intraday indicative value is calculated. In this regard, we note your disclosure that it is calculated "by using the prior day's closing NAV per Share of the
         Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported price level of the CME CF Bitcoin Real Time
Index (   BRTI   ), as
         reported by Bloomberg, L.P. or another reporting service.
27. Please clarify who calculates and disseminates the intraday indicative value. In this regard, we note your disclosure that the Trust, the Sponsor and its affiliates are not involved in, or responsible for, the calculation or dissemination of the IIV and make no warranty as to its accuracy.
Calculation of NAV, page 49

28. We note your response to prior comment 7. Please address the following with respect to your application of ASC Topic 820:
             Provide us with your accounting policy for determining the fair value of bitcoin in
             accordance with ASC Topic 820.
             As the Trust is expected to primarily transact with the bitcoin markets through the
             Authorized Participants, confirm for us that your determination of the principal
             market will be from the perspective of the Authorized
Participants.
             Tell us if you and/or your Authorized Participants plan to transact in multiple
             markets. If so, ensure that your accounting policy reflects that fact and describes the
             types of markets in which you and/or your Authorized Participants expect to transact.
             In that regard, we note that ASC 820-10-35-36A includes
definitions of four types of
             markets (e.g. brokered market, dealer market, exchange market, and principal to
             principal market).
             Confirm for us that your principal market will be one which you or your Authorized
             Participants will be able to access and clarify for us whether you anticipate your
             principal market will be one in which you or your Authorized
Participants will
             normally transact. Refer to ASC Topics 820-10-35-6A and
820-10-35-5A
             respectively.
             You disclose that the Trust   s NAV will be calculated using the
current market value
             determined on the basis of U.S. GAAP and that the Sponsor will publish the NAV,
             NAV per Share, Reference Rate and the Trust   s bitcoin holdings.
Tell us and enhance
             your disclosures to clarify 1) if the Reference Rate will form the basis for your
             determination of fair value in accordance with U.S. GAAP and 2)
how your
             determination of the    current market value and or Reference
Rate" for bitcoin is
             consistent with the guidance in ASC Topic 820-10-35-6A which states that the
             principal market shall be considered from the perspective of the reporting entity.
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29. You state that the "pause between 4:00 p.m. EST and 5:30 p.m. EST (or later) provides an opportunity to algorithmically detect, flag, investigate, and correct unusual pricing should it occur." Please revise to clarify who is responsible for monitoring for unusual pricing, who can correct the price, and how any such correction would impact the Reference Rate and/or NAV.
Additional Information About the Trust
The Trust's Fees and Expenses, page 50

30. Please expand this section to describe the mechanics of how the Sponsor will sell bitcoin,
         and how the Bitcoin Custodian may facilitate the Sponsor   s sale of
bitcoin, to pay the
         Sponsor Fee and Trust   s expenses and liabilities, including whether
the Bitcoin Custodian
         will use an affiliate to assist in the sale of the Trust   s bitcoin,
and, if so, disclose any risks
         or conflicts of interests that may exist in connection with how the Trustee or Sponsor
         arranges for the sale of the Trust   s bitcoin.
31. Please disclose whether the Trust is responsible for paying any costs associated with the transfer of bitcoin to the Sponsor or the sale of bitcoin for expenses not included in the
         Sponsor Fee. Also disclose whether any of the Trust's expenses payable by the Sponsor from the Sponsor Fee are capped.
Amendments, page 50

32. Please revise to disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement.
Termination of the Trust, page 50

33. Please revise to clarify whether Shareholders will receive bitcoin or cash upon the termination of the Trust. In addition, if Shareholders will be entitled to cash, please explain how the Trust's bitcoin will be sold in connection with the termination of the
         Trust.
The Trust's Service Providers
The Sponsor, page 51

34.      Please revise to discuss the Sponsor   s experience sponsoring
exchange traded products
         and specifically its experience related to crypto asset markets. Custody of the Trust's Assets, page 52

35. We note your disclosure here and on page 7 that the Bitcoin Custodian will keep a
         substantial portion of the private keys associated with the Trust   s
bitcoin in cold storage or
         similarly secure technology, with any remainder held as part of a hot storage. Please
         revise your disclosure to describe the    similarly secure technology.
   In addition, we note
         that the Trust may receive cash or bitcoin from the Authorized Participants in connection
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         with creations and may give the Authorized Participants bitcoin or cash in connection with redemptions. Please disclose how and when the Bitcoin Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault
         Balance to the Cold Vault Balance in connection with (i) receiving bitcoin from the
         Authorized Participants, (ii) selling bitcoin to pay the Trust's expenses and liabilities, (iii)
         transferring bitcoin to the Authorized Participants, and (iv) paying the Sponsor's fee.
         Please also quantify the percentage of the Trust's private keys that will be held in cold storage.
36. We note your response to prior comment 9 and re-issue in part. Please revise to describe the material terms of your agreement with the Bitcoin Custodian and Cash Custodian. In addition, please revise to disclose whether any entity will be responsible for verifying the
         existence of the Trust   s bitcoins.
37. We note that Coinbase, an affiliate of the Bitcoin Custodian, may provide prime broker services, including bitcoin trade execution, from time to time as requested by the Sponsor.
         Please provide a separately captioned section to describe the prime broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party and the
         prime broker, the prime broker   s experience and operating history,
the prime broker's
         policies and procedures with respect to any assets held by it on behalf of the Trust, how the prime broker will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and prime broker, and any potential or existing conflicts of interest involving the prime broker.
         Please also disclose whether any assets of the Trust will be held at the prime broker, and if so, whether or not those assets will be held in segregated accounts and whether there are any limits on the percentage or amount of Trust assets that may be held at the prime broker at any point in time.
Plan of Distribution, page 53

38. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement. Creation and Redemption of Shares, page 55

39. Please revise to describe how the creation and redemption process for both in-kind and cash transactions will work between the Trust, the Authorized Participants, the Bitcoin
         Custodian and the Cash Custodian. For example:
             Please revise to include a statement that creation and redemption transactions will not
             be settled on-chain.
             Please describe the specifics of how an Authorized Participant
will    facilitate the
             deposit of bitcoin    with the Bitcoin Custodian, including the
various steps necessary
             to transfer the bitcoin to its ultimate storage location with the
Bitcoin Custodian, and
             whether and under what circumstances the Authorized Participant will utilize an
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              affiliate or third party to transfer bitcoin to the Bitcoin Custodian.
                Please revise to disclose whether your Authorized Participants will be required to maintain an account with your Bitcoin Custodian and Cash Custodian, and whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of bitcoin.
                Please revise to discuss the impact that volatility in the spot bitcoin market may have
              on the Trust   s ability to purchase or sell bitcoin at the same
value as the Basket
              Deposit or redemption distribution.
                Please revise to disclose the price at which the Trust will seek to transact in bitcoin and whether the Trust may profit from any spread between the price of the bitcoin transaction and the price of the creation or redemption transaction.
                For cash creation and redemption transactions, please explain how the Cash
              Custodian will facilitate the transfer of cash for the purchase of bitcoin, or vice versa, including the identity of any other entities involved of those transactions, whether there are any additional fees paid to the Cash Custodian or other entities involved in the purchase or sale of bitcoin, and who bears the risk of any volatility in the price of bitcoin.
                Please also clarify whether, for cash creations, the shares will be issued upon receipt of the cash by the Cash Custodian, or upon receipt of the bitcoin by the Bitcoin
              Custodian.
Suspension or Rejection of Redemption Orders, page 56

40. Please revise to provide a more detailed description of what is deemed as an "emergency"
         such that the delivery, disposal or evaluation of bitcoin is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Shareholders. Please also revise to disclose whether and how the Sponsor will notify investors of such suspensions, and describe the potential impact of suspending creations and redemptions.
Creation and Redemption Transaction Fee, page 57

41. Please revise to disclose the amount of transaction fee that is payable by Authorized
         Participants to create or redeem Baskets, including the basis on which such fee is calculated and the timing and manner in which such fee may be paid, and the circumstances under which the Sponsor may reduce, increase or otherwise change such fee.
Use of Proceeds, page 58

42. Please disclose whether the Cash or Bitcoin Custodian will use a third party or affiliate to assist in the purchase of bitcoin, and, if so, disclose any risks or conflicts of interests that may exist in connection with how such Custodian arranges for the
purchase of the Trust   s
         bitcoin.
 Jeremy Schwartz
WisdomTree Bitcoin Trust
December 6, 2023
Page 10
Conflicts of Interest, page 59

43. We note your response to prior comment 12 and re-issue in part. Please revise to disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-
       related transactions that apply to your employees, the Sponsor, or any of its affiliates.
Management; Voting by Shareholders, page 62

44.    Please revise to describe in greater detail the    limited circumstances
   under which
       Shareholders have voting rights under the Trust Agreement.
Governing Law; Consent to Delaware Jurisdiction, page 63

45. We note your disclosure that each Shareholder consents to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.
       If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,
FirstName LastNameJeremy Schwartz
                                                              Division of
Corporation Finance
Comapany NameWisdomTree Bitcoin Trust
                                                              Office of Crypto
Assets
December 6, 2023 Page 10
cc:       Todd Zerega
FirstName LastName